                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (Amendment No. 15)*

                               CANTEL INDUSTRIES, INC.
- --------------------------------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.10 per share
- --------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     858578-10-7
- --------------------------------------------------------------------------------
                                    (CUSIP Number)
Mr. Charles M. Diker                       Eric W. Nodiff, Esq.
One New York Plaza                         747 Third Avenue
New York, NY  10004 (212) 908-9956         New York, NY 10017 (212) 759-3300
- --------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 29, 1996
- --------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such shares). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

- ----------------------------                   ---------------------------------
- ----------------------------                   ---------------------------------
  CUSIP NO. 858578-10-7                             Page   2   of   7   Pages
- ----------------------------                   ---------------------------------
- ----------------------------                   ---------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles M. Diker
         ###-##-####
- --------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /
         Joint filings pursuant to Rule 13d-1(f) (1)

- --------------------------------------------------------------------------------
 3       SEC USE ONLY


- --------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         PF

- --------------------------------------------------------------------------------
 5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /


- --------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

- --------------------------------------------------------------------------------
          NUMBER OF           7   SOLE VOTING POWER
           SHARES                 773,833
         BENEFICIALLY       ---------------------------------------------------
          OWNED BY            8   SHARED VOTING POWER
            EACH                  147,498
          REPORTING         ---------------------------------------------------
           PERSON             9   SOLE DISPOSITIVE POWER
            WITH                  773,833
                             ---------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  263,373
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,037,206
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                         / /

- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.2%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                     SCHEDULE 13D

- ----------------------------                   ---------------------------------
- ----------------------------                   ---------------------------------
CUSIP NO. 858578-10-7                             Page   3   of       Pages
- ----------------------------                   ---------------------------------
- ----------------------------                   ---------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Weiss, Peck & Greer
- --------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /
         Joint filing pursuant to Rule 13d-1(f)(1)

- --------------------------------------------------------------------------------
 3       SEC USE ONLY


- --------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC, 00
- --------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               / /


- --------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OR ORGANIZATION


- --------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER
            SHARES
         BENEFICIALLY        --------------------------------------------------
           OWNED BY           8   SHARED VOTING POWER
            EACH                  18,750
          REPORTING          --------------------------------------------------
           PERSON             9   SOLE DISPOSITIVE POWER
            WITH
- --------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  18,750
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,750
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                         / /

- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN, BP, IA
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     This Statement constitutes Amendment No. 15 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Charles M. Diker and Weiss, Peck & Greer. The Schedule 13D, as amended, is referred to herein as the "Schedule 13D." This Statement is being filed as a result of a material increase in the percentage ownership of securities of Cantel Industries, Inc. held by said reporting persons.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is amended and supplemented as follows:

           (a)-(b) Items 7-11 and 13 of the cover pages of this Schedule 13D which relate to beneficial ownership of the Corporation's securities by Mr. Diker are hereby incorporated by reference in response to this item. As of the date of this filing Mr. Diker beneficially owned within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, 1,037,206 shares of Common Stock of the Corporation (including share equivalents), constituting approximately 27.2% of the Corporation's Common Stock giving effect to the exercise in full of all the Warrants and Options referred to below. The percentage is based upon 3,769,351 shares of Common Stock of the Corporation outstanding on the date hereof and giving effect to the exercise in full of all the Options.

           The 773,833 shares beneficially owned by Mr. Diker as to which he has sole voting power and sole disposition power include:

          (1)      768,333 shares of Common Stock of the Corporation; and

          (11) Currently exercisable options to purchase 5,500 shares of the Common Stock of the Corporation (the "Options").

          Should Mr. Diker exercise the Options in full, he would then have the sole power to vote and the sole power to dispose of 773,833 shares of Common Stock.

          Mr. Diker has shared power to vote (or to direct the vote) and shared power to dispose of (or to direct the disposition of) an aggregate of 147,498 shares of Common Stock of the Corporation, comprised of (i) 5,000 shares of Common Stock owned by the DicoGroup, Inc. (the "DicoGroup Shares"), (ii) 115,498 shares of Common Stock (including share equivalents) owned by the Children's Trusts (the "Trust Shares") including 80,500 shares of Common Stock and Warrants to purchase 34,998 shares of Common Stock, and (iii) 27,000 shares of Common Stock owned by a non-profit corporation (the "Not For Profit Shares") of which Mr. Diker and his wife are the principal officers and directors. The Warrants are currently exercisable in full at a price of $1.50 a share. Mr. Diker may be deemed to be the beneficial owner, under Rule 13d-3 of the DicoGroup Shares, the Trust Shares and the Not For Profit Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of such shares.

          Mr. Diker has shared power to dispose of (or direct the disposition of) an aggregate of 263,373 shares of Common Stock of the Corporation, comprised of (i) the 5,000 DicoGroup Shares referred to above, (ii) the 115,498 Trust Shares referred to above, (iii) the 27,000 Not For Profit Shares referred to above, and (iv) 115,875 shares of Common Stock of the Corporation owned by Mr. Diker's wife. Mr. Diker's wife has sole power to vote (or to direct the vote of) such shares. Mr. Diker may be deemed to be the beneficial owner under Rule 13d-3 of the 115,875 shares of Common Stock owned by Mrs. Diker. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of such shares.

          Mr. Diker may be deemed to have investment discretion with respect to 59,125 shares of Common Stock held in certain accounts with Weiss, Peck & Greer. Mr. Diker is a limited partner of WP&G but he has no beneficial ownership with respect to these accounts. However, by reason of his investment power, Mr. Diker may be deemed to be the beneficial owner of the 59,125 shares of Common Stock held in these accounts. Pursuant to Rule 23d-4, Mr. Diker expressly disclaims that he is the beneficial owner of such shares.

          Weiss, Peck & Greer has the sole power to vote (or to direct the vote) and sole power to dispose of (or to direct the disposition of) the 18,750 shares of Common Stock owned by it, which power is exercisable by the Weiss, Peck & Greer partners.

          On March 8, 1996, 2,500 Trust Shares were transferred to a trust beneficiary (the adult son of Mr. Diker) in accordance with the terms of the trust.

          On March 25, 1996, a not-for-profit corporation of which Mr.
Diker and his wife are principal officers and directors, acquired 5,000 shares of Common Stock for $7.00 per share. On March 29, 1996, said corporation acquired an additional 2,000 shares of Common Stock for $7.00 per share. Mr. Diker expressly disclaims beneficial ownership of such shares.

          On March 29, 1996, Mr. Diker purchased 3,000 shares of Common Stock in an open market transaction. The purchase price for the shares was $21,000 ($7.00 per share).

          On March 29, 1996, Mrs. Diker purchased 5,000 shares of Common Stock in an open market transaction. The purchase price for the shares was $35,000 ($7.00 per share).

          All of the transactions effected in March 1996 were previously reported on Amendment 14 to the Schedule 13D.

          On April 29, 1996 Mr. Diker exercised an option held by him to purchase 50,000 shares of Common Stock. The purchase price for the shares was $150,000 ($3.00 per share).

          There were no other transactions by the reporting person effected during the past 60 days.

                                      SIGNATURE



     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:     May 6, 1996.


                                   /s/ Charles M. Diker
                                   -----------------------------
                                       Charles M. Diker



                                   WEISS, PECK & GREER



                                   By:/s/ Charles M. Diker
                                   -----------------------------
                                        Charles M. Diker